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August 26, 2004

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:  Global High Income Dollar Fund Inc.
           Investment Company Act File No. 811-7540
           Registration Statement on Form N-2

Ladies and Gentlemen:

Electronically transmitted for filing on behalf of the Global High Income Dollar Fund Inc. (the "Fund") is the Fund's initial registration statement under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 8 to the Fund's registration statement under the Investment Company Act of 1940, as amended (the "1940 Act") on Form N-2 (the "Registration Statement"). The Registration Statement relates to a proposed issuance of non-transferable rights to Fund shareholders entitling them to subscribe for Fund shares to be registered pursuant to the Registration Statement.

Certain items contained in the Registration Statement, including exhibits thereto, will be completed and filed in a pre-effective amendment to the Registration Statement.

Filing fees required under the 1933 Act have been transmitted to the SEC's lockbox. Please direct any questions concerning the filing to my attention at 212.698.3889.

Very truly yours,


/s/ Stephen H. Bier
Stephen H. Bier


Law Offices of Dechert LLP
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